EXHIBIT 99.1

Dunxin Financial Holdings Limited Regains Compliance with NYSE American

Continued Listing Standards

WUHAN, HUBEI, China, November 13, 2020 — Dunxin Financial Holdings Limited (“Dunxin” or the “Company”) (NYSE American: DXF), a licensed microfinance lender serving individuals and small and medium enterprises (SMEs) in Hubei Province, China, today announced that on November 10, 2020, the Company received a written notice (the “Notice”) from the NYSE Regulation Department of the NYSE American LLC (“NYSE American” or the “Exchange”) that the Company has regained compliance with the Exchange’s continued listing standards set forth in Part 10 of the NYSE American Company Guide (the “Company Guide”).

The Company was previously notified by the Exchange on July 1, 2020 that it was not in compliance with the Exchange’s continued listing standards under the timely filing criteria outlined in Section 1007 of the Company Guide because the Company failed to timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was due to be filed with the Securities and Exchange Commission (the “SEC”) no later than June 30, 2020. The Company filed its complete Form 20-F with the SEC on November, 9, 2020 and has resolved the continued listing deficiency with respect to Sections 134 and 1101 of the Company guide referenced in the Exchange’s letter dated July 1, 2020.

The Company’s filings with the SEC are available free of charge at the SEC’s website, http://www.dunxin.us/irwebsite/.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Dunxin Financial Holdings Limited

Dunxin Financial Holdings Limited (“DXF”) is a licensed microfinance lenders in Hubei Province, China. We have been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals, small and medium-sized enterprises. We were awarded as the Vice President Unit of China Micro-credit Companies Association under the China Banking Regulatory Commission in January 2017 and the President Unit of Hubei Micro-credit Company Association in December 2017. In 2016, we were recognized as a “National Excellent Microfinance Company” by China Micro-credit Companies Association. We have been named one of the “Top 100 Most Competitive Microfinance Companies in China” by China Microfinance Institution Association for four consecutive years since 2013, an “AA- Credit Rating Enterprise” by China Credit Management Co., Ltd in August 2017, and a “Top 10 Private Enterprises in Wuchang District, Wuhan City” by the People's Government of Wuchang District in July 2017. The Group has a strong capital base and professional credit business experience in microfinance industry. For more information, please visit the Company's website at www.dunxin.us.

For additional information, please contact: +86-13655939932.